EZFILL HOLDINGS, INC.

67 NW 183rd St.,

Miami, Florida 33169

December 19, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brian Fetterolf and Donald Field

RE:	EzFill Holdings, Inc.
Withdrawal of Acceleration Request for Registration Statement on Form S-1
File No. 333-275761

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 16, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for December 18, 2024 at 5:00 p.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours,

EZFILL HOLDINGS, INC.

By:	/s/ Yehuda Levy
Yehuda Levy
Chief Executive Officer

cc:	Craig D. Linder, Esq.